C O N S O L I D A T E D B A L A N C E S H E E T S ( U N A U D I T E D )

(Stated in thousands of Canadian dollars)	September 30, 2006	December 31, 2005
Assets
Current assets:
Cash and cash equivalents	$-	$-
Accounts receivable	391,389	500,655
Income tax recoverable	914	-
Inventory	7,703	7,035
	400,006	507,690
Property, plant and equipment, net of accumulated depreciation	1,056,913	943,900
Intangibles, net of accumulated amortization	398	465
Goodwill	280,724	266,827
	$1,738,041	$1,718,882

Liabilities and Unitholders’ Equity
Current liabilities:
Bank indebtedness	$3,987	$20,468
Accounts payable and accrued liabilities	139,877	134,303
Income taxes payable	-	163,530
Distributions payable	38,940	36,635
	182,804	354,936
Other liabilities (Note 8)	12,507	-
Long-term debt (Note 4)	165,571	96,838
Future income taxes	174,782	192,517
Unitholders’ equity:
Unitholders’ capital (Note 3)	1,383,597	1,377,875
Deficit	(181,220)	(303,284)
	1,202,377	1,074,591
	$1,738,041	$1,718,882

Units outstanding (000s)	125,613	125,461

CONSOLIDATED STATEMENTS OF EARNINGS AND
RETAINED EARNINGS (DEFICIT) (UNAUDITED)

	Three months ended		Nine months ended
		September 30,		September 30,
(Stated in thousands of Canadian dollars, except per unit/share amounts)	2006	2005	2006	2005
Revenue	$349,558	$300,016	$1,109,535	$841,318
Expenses:
Operating	167,810	158,581	532,474	449,694
General and administrative	20,168	16,486	58,967	56,495
Depreciation and amortization	19,134	18,923	55,324	52,096
Foreign exchange	15	(5,930)	(113)	(6,448)
	207,127	188,060	646,652	551,837
Operating earnings	142,431	111,956	462,883	289,481
Interest expense	1,702	7,226	6,156	29,567
Gain on disposal of investments	-	-	(408)	-
Premium on redemption of bonds	-	65,483	-	65,483
Unrealized loss in market value on short-term investments	-	20,262	-	20,262
Earnings from continuing operations before income taxes	140,729	18,985	457,135	174,169
Income taxes: (Note 5)
Current	5,616	171,612	29,850	216,299
Future	1,561	(155,009)	(18,753)	(142,101)
	7,177	16,603	11,097	74,198
Earnings from continuing operations	133,552	2,382	446,038	99,971
Discontinued operations, net of tax (Note 7)	6,115	1,380,266	6,115	1,447,046
Net earnings	139,667	1,382,648	452,153	1,547,017
Retained earnings (deficit), beginning of period	(204,102)	1,206,052	(303,284)	1,041,683
Adjustment on cash purchase of employee stock options
(net of tax of $9,823 - 2005)	-	(18,741)	-	(18,741)
Distributions	(116,785)	-	(330,089)	-
Retained earnings (deficit), end of period	$(181,220)	2,569,959	$(181,220)	2,569,959
Earnings per unit/share from continuing operations:
Basic	$1.06	$0.02	$3.55	$0.81
Diluted	$1.06	$0.02	$3.55	$0.80
Earnings per unit/share:
Basic	$1.11	$11.22	$3.60	$12.60
Diluted	$1.11	$11.00	$3.60	$12.36
Units/shares outstanding (000s)	125,613	123,883	125,613	123,883
Weighted average units/shares outstanding (000s)	125,557	123,285	125,497	122,778
Diluted units/shares outstanding (000s)	125,557	125,686	125,497	125,145

CONSOLIDATED STATEMENTS OF CASH FLOW (UNAUDITED)

	Three months ended		Nine months ended
		September 30,		September 30,
(Stated in thousands of Canadian dollars, except per unit/share amounts)	2006	2005	2006	2005
Cash provided by (used in):
Continuing operations:
Earnings from continuing operations	$133,552	$2,382	$446,038	$99,971
Items not affecting cash:
Depreciation and amortization	19,134	18,923	55,324	52,096
Incentive plan compensation (Note 8)	5,262	-	12,507	-
Stock-based compensation	-	1,812	-	7,276
Future income taxes	1,561	(155,009)	(18,753)	(142,101)
Gain on disposal of investments	-	-	(408)	-
Premium on redemption of bonds	-	65,483	-	65,483
Loss in market value of short-term investments	-	20,262	-	20,262
Amortization of deferred financing costs	-	457	-	1,374
Unrealized foreign exchange gain on long-term
monetary items	1	(9,057)	3	(9,060)
Changes in non-cash working capital balances	(80,093)	97,106	(28,569)	156,542
	79,417	42,359	466,142	251,843
Discontinued operations:
Funds provided by discontinued operations (Note 7)	-	53,330	-	195,877
Changes in non-cash working capital balances of
discontinued operations	-	(21,286)	-	(69,550)
	-	32,044	-	126,327
Investments:
Business acquisitions, net of cash acquired (Note 6)	(16,403)	(30,421)	(16,403)	(30,421)
Purchase of property, plant and equipment	(80,379)	(40,781)	(190,697)	(110,391)
Purchase of intangibles	-	-	-	(20)
Proceeds on sale of property, plant and equipment	4,251	1,831	25,595	8,277
Purchase of property, plant and equipment of
discontinued operations	-	(36,374)	-	(128,214)
Proceeds on sale of property, plant and equipment of
discontinued operations	-	7,110	-	17,785
Proceeds on disposal of discontinued operations	7,337	1,306,280	7,337	1,306,280
Proceeds on sale of investments	-	-	510	-
	(85,194)	1,207,645	(173,658)	1,063,296
Financing:
Increase in long-term debt	120,574	-	248,338	-
Repayment of long-term debt	(614)	(3)	(180,219)	(12)
Distributions	(116,752)	-	(327,784)	-
Issuance of units (Note 3)	4,031	-	5,722	-
Issuance of common shares on exercise of options	-	15,405	-	40,522
Cash buy-out of employee stock options	-	(28,564)	-	(28,564)
Changes in non-cash working capital balances	-	9,823	(22,060)	9,823
Change in bank indebtedness	(1,462)	-	(16,481)	-
	5,777	(3,339)	(292,484)	21,769
Increase in cash and cash equivalents	-	1,278,709	-	1,463,235
Cash and cash equivalents, beginning of period	-	306,538	-	122,012
Cash and cash equivalents, end of period	$-	$1,585,247	$-	$1,585,247

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(Tabular amounts stated in thousands of Canadian dollars)

1. Basis of Presentation

These interim financial statements for Precision Drilling Trust (the “Trust” or “Precision”) were prepared using accounting policies and methods of their application consistent with those used in the preparation of the Trust’s consolidated audited financial statements for the year ended December 31, 2005. These interim financial statements conform in all respects to the requirements of generally accepted accounting principles in Canada for annual financial statements with the exception of certain note disclosures regarding balance sheet items and transactions occurring prior to the current reporting period. As a result, these interim financial statements should be read in conjunction with the Trust’s consolidated audited financial statements for the year ended December 31, 2005.

2. Seasonality of Operations

The majority of Precision’s operations are carried on in Canada. The ability to move heavy equipment in the Canadian oil and natural gas fields is dependent on weather conditions. As warm weather returns in the spring, the winter’s frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. The duration of this “spring breakup” has a direct impact on Precision’s activity levels. As a result, late March through May is traditionally Precision’s slowest time. In addition, many exploration and production areas in northern Canada are accessible only in winter months when the ground is frozen hard enough to support equipment. The timing of freeze up and spring breakup affects the ability to move equipment in and out of these areas.

3. Unitholders’ Capital

(a)	Authorized	- unlimited number of voting trust units
- unlimited number of voting exchangeable LP units

(b)	Units Issued:

Trust Units	Number	Amount
Balance, December 31, 2005	124,352,921	$1,365,755
Issued pursuant to distribution reinvestment plan	151,339	5,722
Issued on retraction of exchangeable LP units	54,963	601
Balance September 30, 2006	124,559,223	$1,372,078

Exchangeable LP Units	Number	Amount
Balance, December 31, 2005	1,108,382	$12,120
Redeemed on retraction of exchangeable LP units	(54,963)	(601)
Balance September 30, 2006	1,053,419	$11,519

Summary	Number	Amount
Trust units	124,559,223	$1,372,078
Exchangeable LP units	1,053,419	11,519
Unitholders’ capital	125,612,642	$1,383,597

In March 2006, the Trust instituted a distribution reinvestment plan (the “Plan”) that provides eligible unitholders with the option to reinvest monthly cash distributions to acquire additional units of the Trust at the average market price as determined under the Plan. The Plan was effective for distributions declared after March 31, 2006.

4. Long-term Debt

Subsequent to September 30, 2006, Precision Drilling Corporation, a subsidiary of the Trust, received approval from its lenders to increase the extendible three-year revolving term unsecured credit facility by $150.0 million to $700.0 million. All other terms and conditions related to this credit facility remain unchanged.

5. Income Taxes

The Trust incurs taxes to the extent that there are certain provincial capital taxes, as well as taxes on any taxable income, of its underlying subsidiaries. Future income taxes arise from the differences between the accounting and tax basis of the underlying subsidiary’s assets and liabilities.

The provision for income taxes differs from that which would be expected by applying statutory rates to earnings from continuing operations. A reconciliation of the difference is as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2006	2005	2006	2005
Earnings from continuing operations
before income taxes	$140,729	$18,985	$457,135	$174,169
Income tax rate	33%	36%	33%	36%
Expected income tax provision	$46,441	$6,835	$150,855	$62,701
Add (deduct):
Non-deductible expenses	70	439	198	1,738
Non-deductible stock-based compensation	-	804	-	2,619
Income to be distributed to unitholders, not
subject to tax in the Trust	(39,551)	-	(119,594)	-
Unrealized loss in market value
on short-term investments	-	7,294	-	7,294
Other	217	1,231	850	(154)
	7,177	16,603	32,309	74,198
Reduction of future tax balances due to
enacted tax rate reductions	-	-	(21,212)	-
	$7,177	$16,603	$11,097	$74,198
Effective income tax rate before tax rate reductions	5%	87%	7%	43%

6. Acquisition

On August 17, 2006 Precision acquired all of the shares of Terra Water Group Ltd. (“Terra”), a privately owned provider of wastewater treatment units for the traditional drilling rig camp market in western Canada. The Terra operations are included in the Completion and Production Services segment. The acquisition has been accounted for by the purchase method with the results of operations included in the financial statements from the date of acquisition. The details of the acquisition are as follows:

Net assets acquired at assigned values:
Working capital(1)	$207
Property, plant and equipment	3,168
Goodwill	13,897
Long-term debt	(614)
Future income taxes	(212)
$16,446
Consideration:
Cash	$16,446

(1) Working capital includes cash of $43.

7. Disposal of Discontinued Operations

In August 2006, Precision received $4.8 million as settlement of the working capital adjustment arising from the 2005 disposal of CEDA International Corporation (“CEDA”) and $2.5 million as final payment of the contingent consideration associated with the 2004 disposal of United Diamond Ltd. The gain, net of applicable tax, for these transactions was $6.1 million.

On August 31, 2005, Precision sold its Energy Services and International Contract Drilling divisions to Weatherford International Ltd. (“Weatherford”) for proceeds of approximately $1 .13 billion cash and 26 million common shares of Weatherford International, Inc., valued at $2.1 billion. In addition, on September 13, 2005 and effective August 31, 2005, Precision completed the sale of its industrial plant maintenance business carried on by CEDA to Borealis Investments Inc., an investment entity of the Ontario Municipal Employees Retirement System, for proceeds of approximately $274.0 million. Included in the CEDA proceeds was $26.8 million for the purchase of CASCA Electric Ltd. and CASCA Tech Inc., a transaction undertaken by CEDA on July 29, 2005.The Energy Services, International Contract Drilling and CEDA assets were included in the Energy Services, Contract Drilling and Rental and Production segments respectively, and were disposed of in accordance with an extensive process undertaken by Precision’s Board of Directors to investigate avenues of value creation for Precision’s shareholders. The proceeds received from the Weatherford transaction are subject to adjustment based on changes in working capital and net property, plant and equipment from December 31, 2004 to the effective date of the disposal. An estimate has been recorded for this adjustment, however, the final amount is to be agreed upon by the parties to the purchase and sale agreement and such final amount could differ from the amount recorded.

Results of the operations of these businesses have been classified as results of discontinued operations. The following table provides additional information with respect to amounts included in the results of discontinued operations for the three and nine months ended September 30, 2005:

	Three	Nine
	months ended	months ended
	September 30,	September 30,
	2005	2005
Revenue:
Energy services	$190,554	$689,319
International contract drilling	54,098	204,987
Industrial plant maintenance	38,530	149,371
	$283,182	$1,043,677
Gain on disposal of energy services and international contract drilling	$1,261,536	$1,261,536
Gain on disposal of industrial plant maintenance	123,458	123,458
	1,384,994	1,384,994
Earnings from discontinued operations before income taxes:
Energy services	22,023	78,282
International contract drilling	9,566	39,496
Industrial plant maintenance	2,911	18,135
Other	(25,185)	(33,981)
	9,315	101,932
Income tax expense	14,043	39,880
	(4,728)	62,052
Discontinued operations	$1,380,266	$1,447,046

The following table provides additional information with respect to amounts included in the cash flow statement of funds provided by (used in) discontinued operations for the three and nine months ended September 30, 2005:

	Three	Nine
	months ended	months ended
September 30,		September 30,
	2005	2005
Net earnings of discontinued operations	$1,380,266	$1,447,046
Items not affecting cash:
Loss (gain) on disposal of discontinued operations	(1,384,994)	(1,384,994)
Depreciation and amortization	22,439	95,794
Stock-based compensation	6,164	10,109
Future income taxes	(25)	(1,735)
Realization of cumulative translation adjustments	24,828	24,828
Unrealized foreign exchange loss on long-term monetary items	4,652	4,829
Funds provided by discontinued operations	$53,330	$195,877

8. Compensation Plans

Precision has instituted a long-term incentive plan (the “LTIP”) which compensates officers and key employees through cash payments at the end of a three-year term. The compensation is comprised of two components, a retention award and a performance award. The retention award is a lump sum amount determined at the date of commencement in the LTIP. The performance component is based on the growth in cash distributions measured against a base distribution rate as determined by the Compensation Committee of Precision. The aggregate compensation costs recorded for the LTIP were $5.3 million and $12.5 million respectively, for the three and nine month periods ended September 30, 2006.

9. Segmented Information

Precision operates primarily in Canada, in two industry segments; Contract Drilling Services and Completion and Production Services. Contract Drilling Services includes drilling rigs, procurement and distribution of oilfield supplies, camp and catering services as well as the manufacture, sale, and repair of drilling equipment. Completion and Production Services includes service rigs, snubbing units, wastewater treatment units and oilfield equipment rentals.

		Completion &	Corporate	Inter-
	Contract Drilling	Production	and	segment
Three months ended September 30, 2006	Services	Services	Other	Eliminations	Total
Revenue	$246,364	$106,173	$-	$(2,979)	$349,558
Operating earnings	114,552	39,015	(11,136)	-	142,431
Depreciation and amortization	9,968	8,323	843	-	19,134
Total assets	1,184,581	491,954	61,506	-	1,738,041
Goodwill	172,440	108,284	-	-	280,724
Capital expenditures*	68,005	11,385	989	-	80,379

		Completion &	Corporate	Inter-
	Contract Drilling	Production	and	segment
Three months ended September 30, 2005	Services	Services	Other	Eliminations	Total
Revenue	$218,006	$86,520	$-	$(4,510)	$300,016
Operating earnings	90,118	25,974	(4,136)	-	111,956
Depreciation and amortization	9,854	7,815	1,254	-	18,923
Total assets	1,033,070	488,244	3,699,788	-	5,221,102
Goodwill	172,440	94,387	-	-	266,827
Capital expenditures*	27,969	9,903	2,909	-	40,781

		Completion &	Corporate	Inter-
	Contract Drilling	Production	and	segment
Three months ended September 30, 2006	Services	Services	Other	Eliminations	Total
Revenue	$786,659	$333,102	$-	$(10,226)	$1,109,535
Operating earnings	369,708	123,364	(30,189)	-	462,883
Depreciation and amortization	29,410	24,139	1,775	-	55,324
Total assets	1,184,581	491,954	61,506	-	1,738,041
Goodwill	172,440	108,284	-	-	280,724
Capital expenditures*	157,443	30,294	2,960	-	190,697

		Completion &	Corporate	Inter
Contract Drilling		Production	and	segment
Three months ended September 30, 2005	Services	Services	Other	Eliminations	Total
Revenue	$608,280	$245,771	$-	$(12,733)	$841,318
Operating earnings	248,908	70,810	(30,237)	-	289,481
Depreciation and amortization	27,847	20,127	4,122	-	52,096
Total assets	1,033,070	488,244	3,699,788	-	5,221,102
Goodwill	172,440	94,387	-	-	266,827
Capital expenditures*	71,318	27,509	11,564	-	110,391
* Excludes business acquisitions.

Evaluation of Disclosure Controls and Procedures

As of the end of the third quarter ended September 30, 2006, an evaluation of the effectiveness of Precision’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), was carried out by Precision’s principal executive officer and principal financial officer. Based upon that evaluation, the principal executive officer and principal financial officer have concluded that as of the end of that fiscal quarter, Precision’s disclosure controls and procedures were effective to ensure that information required to be disclosed by Precision in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms.

During the third quarter ended September 30, 2006, there were no changes in Precision’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, Precision’s internal control over financial reporting.

It should be noted that while Precision’s principal executive officer and principal financial officer believe that Precision’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that Precision’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.